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Exhibit 3.3

CERTIFICATE OF DESIGNATION
OF
SERIES A PREFERRED STOCK
OF
ADOBE SYSTEMS INCORPORATED

        ADOBE SYSTEMS INCORPORATED, a Delaware corporation (the "Company"), does hereby certify that, pursuant to the provisions of Section 151(g) of the Delaware General Corporation Law (the "DGCL"), the Board of Directors of the Company (the "Board of Directors"), at a meeting held on April 9, 2003, duly adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

        WHEREAS, the Board of Directors is authorized pursuant to the Restated Certificate of Incorporation of the Company (the "Certificate") to fix or alter from time to time the designation, powers, preferences and rights of the shares of each series of preferred stock of the Company (the "Preferred Stock") and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of each series then outstanding;

        WHEREAS, the Company has designated 100,000 shares of Preferred Stock as Series A Preferred Stock (the "Series A Preferred Stock"), and has fixed by resolution the powers, preferences and rights of the Series A Preferred Stock in accordance with the Certificate;

        WHEREAS, no shares of Series A Preferred Stock have been issued; and

        WHEREAS, the Board of Directors has determined it to be advisable and in the best interest of the Company that the number of shares constituting the Series A Preferred Stock be increased and that certain other amendments be made to the designation, powers, preferences and rights of the Series A Preferred Stock;

        NOW, THEREFORE, BE IT RESOLVED, that the full text of Section C(1) of Article IV of the Certificate be amended to read in its entirety:

  "(1) Designation and Amount. The shares of such series shall be designated as "Series A Preferred Stock" out of the class of 2,000,000 shares of Preferred Stock and the number of shares constituting such series shall be 200,000, each having a par value of one-hundredth of one cent ($0.0001)."

        RESOLVED FURTHER, that the text of the last sentence of Section C(2)(A) of Article IV of the Certificate be amended to read in its entirety:

  "In the event that the corporation shall at any time after July 1, 2000 (the "Rights Declaration Date") (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case the amount to which the holder of a Unit of Series A Preferred Stock was entitled immediately prior to such event pursuant to the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event."

        RESOLVED FURTHER, that the statements contained in the foregoing resolutions amending certain sections of the Certificate shall, upon the filing of this Certificate of Designation, be deemed to be included in and be a part of the Certificate pursuant to the provisions of the DGCL.

        IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be executed this 22nd day of May, 2003.

ADOBE SYSTEMS INCORPORATED
By:	/s/ Karen O. Cottle
	Name:	Karen O. Cottle
	Title:	Senior Vice President, General Counsel and Secretary

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  Exhibit 3.3